MTS Announces Full Year and Fourth Quarter 2014 Financial Results

Ra’anana, Israel –March 20, 2015 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM) and Enterprise Mobility Management (EMM) solutions and Mobile Virtual Network Enabler (MVNE) services, today announced its financial results for the fourth quarter and the year ended December 31, 2014.

Revenues for the year ended December 31, 2014 were $7.1 million, compared with revenues of $12.5 million in 2013. Revenues for the fourth quarter of 2014 were $1.7 million, compared with revenues of $3.1 million in the fourth quarter of 2013.

The Company’s operating loss was $1.5 million for the year ended December 31, 2014 compared with operating profit of $1.7 million for the same period last year. The net loss for the year ended December 31, 2014 of $1.6 million or ($0.34) per basic and diluted share, compared with net income of $1.4 million or $0.30 per basic and diluted share in 2013,was primarily due to the loss of revenues associated with the termination of the agreement with Simple Mobile on December 31, 2013.

The Company’s operating loss in the fourth quarter of 2014 was $507,000 compared to operating profit of $519,000 for the fourth quarter of 2013. Net loss for the fourth quarter was $535,000 or ($0.11) per basic and diluted share, compared with net income of $479,000 or $0.10 per basic and diluted share in the fourth quarter of 2013.

As of December 31, 2014, the Company had cash and cash equivalents of $4.9 million as compared to $6.4 million as at December 31, 2013.

As previously announced, the Company signed a definitive agreement to acquire Vexigo Ltd. (“Vexigo”), a privately-held Israeli-based software company supporting mainly video advertising over the internet and mobile devices. The acquisition is subject to customary closing conditions, including the approval of the transaction at an extraordinary meeting of the shareholders of MTS that will be held on April 1, 2015. Vexigo will continue to operate as a wholly-owned subsidiary of MTS after closing.

"We are looking forward to complete the Vexigo acquisition which is an important step in carrying out our strategy to enhance our business and increase shareholder value." said Lior Salansky, CEO of MTS. "This new line of business will diversify our existing portfolio of telecom products and services, IoT and cloud solutions. We intend to continue to strengthen our portfolio of products that help customers reduce costs, increase revenues and gain a competitive advantage in their markets.” concluded Lior Salansky, CEO of MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models. In addition, MTS has pre-configured, full-features and scalable solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO).

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://mtsint.com/

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,864	$6,369
Restricted cash	648	63
Marketable securities	136	153
Trade receivables, net	579	943
Other accounts receivable and prepaid expenses	75	147

Total current assets	6,302	7,675

LONG-TERM ASSETS:
Severance pay fund	604	725

PROPERTY AND EQUIPMENT, NET	118	183

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	389	567

Total other assets	3,868	4,046

Total assets	$10,892	$12,629

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$254	$254
Accrued expenses and other liabilities	2,252	2,200
Deferred revenues	1,706	1,766
Liabilities of discontinued operations	282	362

Total current liabilities	4,494	4,582

LONG-TERM LIABILITIES -
Accrued severance pay	712	857
Deferred tax liability	54	29
	766	886

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,400	20,317
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(8)	(6)
Accumulated deficit	(14,744)	(13,134)

Total shareholders' equity	5,632	7,161

Total liabilities and shareholders' equity	$10,892	$12,629

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Revenues:
Services	$5,674	$10,396	$1,417	$2,550
Product sales	1,392	2,076	312	565

Total revenues	7,066	12,472	1,729	3,115

Cost of revenues:
Services	2,384	3,254	559	626
Product sales	509	770	114	171

Total cost of revenues	2,893	4,024	673	797

Gross profit	4,173	8,448	1,056	2,318

Operating expenses:
Research and development	1,387	1,389	297	370
Selling and marketing	1,868	2,164	512	588
General and administrative	2,459	3,188	754	841

Total operating expenses	5,714	6,741	1,563	1,799

Operating profit (loss)	(1,541)	1,707	(507)	519
Financial income (expenses), net	(95)	61	(49)	(7)

Income (loss) before taxes on income	(1,636)	1,768	(556)	512
Tax on income	54	435	45	106

Net income (loss) from continuing operations	$(1,690)	$1,333	$(601)	$406
Net income from discontinued operations	80	73	66	73
Net income (loss)	$(1,610)	$1,406	$(535)	$479

Basic and diluted net income (loss) per Ordinary share	$(0.34)	$0.30	$(0.11)	$0.10

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	4,670,964	4,659,230	4,672,664	4,665,557

Weighted average number of Ordinary shares used in computing diluted net income per share	4,670,964	4,720,966	4,672,664	4,701,968